UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2018

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

July 13, 2018

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Tatsufumi Sakai, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(First Section of the Tokyo Stock Exchange)

Notice Concerning Revision of the Stock Compensation Program and Additional Contribution to the Board Benefit Trust (BBT) for Directors and Officers

Mizuho Financial Group, Inc. (the “Company”) hereby announces that the Compensation Committee resolved, at the meeting held on June 14, 2018, to revise the compensation system for directors, executive officers as defined in the Companies Act, executive officers as defined in our internal regulations and specialist officers of the Company as well as the directors, executive officers as defined in the our internal regulations and specialist officers of Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. (the “Three Core Companies”) and to revise the stock compensation program introduced in the fiscal year ended March 31, 2016 (the “Program,” and the trust established based on a trust agreement executed with Mizuho Trust & Banking Co., Ltd., the “Trust”). The Mizuho Financial Group Compensation Policy was revised as set forth in the Appendix hereto.

In addition, the Compensation Committee has resolved that the Company will make an additional cash contribution to the Trust in order for the trustee to acquire shares of the Company.

1. Revisions to the Program

The following revisions will apply to stock compensation for the fiscal year ending March 31, 2019. Except as described below, the contents of the Program introduced in the fiscal year ended March 31, 2016 will remain unchanged.

(1)	Those subject to the Program

Those subject to the Program are the the directors, executive officers as defined in the Companies Act, executive officers as defined in our internal regulations and specialist officers of the Company, as well as the directors, executive officers as defined in the our internal regulations and specialist officers of the Three Core Companies (collectively the “Company Group Officers”).

(2)	Overview of the Program

The Program adopts the Board Benefit Trust framework. In addition to the performance-based stock compensation program introduced in the fiscal year ended March 31, 2016 (“Stock Compensation II”), the Company will establish a new stock compensation program based on the Company Group Officer’s position in their respective company (“Stock Compensation I”).

Stock Compensation I, in principle, will be paid at the time of retirement of subject Company Group Officers in the form of shares of the Company calculated based on their position. A system shall be adopted which enables a decrease or forfeiture of the amount by resolution of the Compensation Committee, etc., depending on the performance of the company or the individual.

Stock Compensation II, as was previously introduced, is paid to subject Company Group Officers (excluding non-executive officers responsible for management supervision) to reflect the Group’s performance, the performance of organizations (in-house companies and units, etc.) that each Company Group Officer is in charge of and the performance of each Company Group Officer. A system has been adopted which enables the entire amount of deferred payments over three years, as well as a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.

(3)	Method of payment of the Company stock

Upon the payment of stock compensation under the Program, if the Company Group Officer meets the benefit requirements pursuant to the Rules on the Distribution of Officer Shares, the Company may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation. The Company may sell its shares in the Trust in order to make such cash payments.

2. Structure of the Program after revision

(1)	The Company resolved to introduce the Program at the Compensation Committee meeting. Further, the Three Core Companies will obtain the approval of directors’ compensation by a resolution of the shareholders’ meeting with regard to the introduction of the Program.
(2)	The Company and the Three Core Companies will establish the Rules on Distribution of Officer Shares pertaining to the compensation with regard to the introduction of the Program.
(3)	The Company will entrust money based on the Compensation Committee’s resolution described in (1) above. The Three Core Companies will reimburse the Company according to the distribution of the Company’s shares to their respective Company Group Officers.
(4)	The Trust will acquire shares of the Company from the stock market using the money entrusted in (3) above.
(5)	The Company and the Three Core Companies will grant evaluation points to the Company Group Officers in accordance with the Rules on Distribution of Officer Shares.
(6)	The Trust will, in accordance with the directions of the trust administrator who is independent from the Company, not exercise voting rights with regard to the Company’s shares in the Trust.
(7)	The Trust will distribute shares in the Company and monetary benefit to the beneficiaries, who are Company Group Officers that have satisfied the requirements for benefits set forth in the Rules on Distribution of Officer Shares.
(8)	Should any shares remain when the Trust expires, the remaining shares will be transferred without payment from the Trust to the Company and cancelled in accordance with a board of directors’ resolution. It is intended when the Trust expires the monies remaining (limited to amounts exceeding the cash reserves that were contributed separately from the funds to acquire shares for the purpose of covering expenses, etc., during the term of the Program) are to be donated to an organization that has no conflicts of interest with the Company, the Three Core Companies or Company Group Officers.

3. Reason for the Additional Contribution

The Company plans to continue the Program after revising it and has decided to make an additional cash contribution to the Trust to provide funds (the “Additional Trust”) to acquire necessary shares in the future.

4. Summary of the Additional Trust

(1) Type of Trust:	Money held in trust other than in the form of a monetary trust (third party beneficiary trust)

(2) Entrustor:	The Company

(3) Trustee:	Mizuho Trust & Banking Co., Ltd.
(Re-trustee: Trust & Custody Services Bank, Ltd.)

(4) Beneficiaries:	Directors, executive officers as defined in the Companies Act, executive officers as defined in our internal regulations and specialist officers of the Company, as well as directors, executive officers as defined in the our internal regulations and specialist officers of the Three Core Companies who have satisfied the requirements for benefits set forth in the Rules of Distribution of Officer Shares.

(5) Date of Additional Trust: July 23, 2018 (planned)

5. Details regarding the acquisition of shares of the Company through the Additional Trust

(1) Type of shares to be acquired: Common stock of the Company

(2) Amount of the Additional Trust to acquire the shares: JPY 2,100,000,000 (planned)

(3) Maximum number of shares to be acquired: 10,820,000 shares

(4) Method of acquiring shares: From the stock market

(5) Period of acquiring shares:    From July 23, 2018 to July 27, 2018 (planned)

—End—

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Department

Public Relations Office

Tel. 81-3-5224-2026

Appendix

Mizuho Financial Group Compensation Policy

Mizuho Financial Group, Inc. (the “Company”) sets out the Mizuho Financial Group Compensation Policy concerning the determination of compensation for each individual director, executive officer as defined in the Companies Act, executive officer as defined in our internal regulations and specialist officer (“Officers, etc.”) of the Company as well as Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd. (the “Three Core Companies”).

☐  Philosophy and Objectives

Executive compensation for the Company and the Three Core Companies pursuant to such policy is determined based on appropriate governance and control, and aims to function as incentive and compensation for each Officer, etc., to exercise their designated function to the fullest in our efforts to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Identity.

☐  Basic Policy

The basic policy with respect to the determination concerning the individual compensation of Officers, etc., of the Company and the Three Core Companies is set forth below:

1)	The executive compensation shall be determined based on appropriate governance and control, and function as an appropriate incentive in order to realize management that contributes to value creation for various stakeholders and improve corporate value through continuous and stable corporate growth based on our basic management policies under our Corporate Philosophy.

2)	The executive compensation shall be based on the function and responsibility assigned to and the performance of each Officer, etc.

3)	The executive compensation shall contribute to suppressing excessive risk-taking, improving corporate value and creating value for various stakeholders not only in the short-term, but also over the medium- to long-term.

4)	The executive compensation shall reflect the management environment and business performance of our group.

5)	The executive compensation shall enable compensation for securing expert personnel such as professionals with a competitive edge in the market.

6)	The compensation system and standards shall be timely and appropriately reevaluated and set at a competitive and appropriate standard based on such factors as the economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

7)	Regulations and guidelines, etc., concerning executive compensation, both in Japan and overseas, shall be complied with.

☐  Compensation System

1.	Compensation for Officers, etc., shall, in principle, consist of a “Basic Salary,” “Performance Payment” and “Stock Compensation.”

1)	“Basic Salaries” shall factor in the function and responsibility of each Officer, etc., in addition to the standard amount for each position and payment will be made monthly in cash.

2)	“Performance Payments” shall be made as a monetary incentive for Officers, etc., to achieve the annual budget and as compensation for their achievement. The payment thereof shall reflect our group-wide results of operations, the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of and the performance or each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which, based on resolution by the Compensation Committee, etc., enables certain amount of deferred payments of the performance payments over three years, as well as a decrease or forfeiture of the deferred amount depending on performance, etc., of the company or the individual.

3)	“Stock Compensation” shall be paid in the form of shares of common stock of the Company consisting of “Stock Compensation I” and “Stock Compensation II,” (together “Stock Compensation I and II”) acquired from the stock market through a trust with an aim to align the interests of Officers, etc., with those of the shareholders and increase the incentive to enhance corporate value.

(a)	“Stock Compensation I” shall be paid at the time of retirement of each Officer, etc., in the form of shares of common stock of the Company calculated based on each position. A system shall be adopted which enables a decrease or forfeiture of the amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.

(b)	“Stock Compensation II” shall be paid in accordance with our group-wide results of operations, the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of and the performance of each Officer, etc., in addition to the standard amount for each position. A system shall be adopted which enables the entire amount of deferred payments over three years, as well as a decrease or forfeiture of the deferred amount by resolution of the Compensation Committee, etc., depending on performance of the company or the individual.

2.	Among the Officers, etc., the compensation system for the directors, the executive officers as defined in the Companies Act, the executive officers as defined in our internal regulations and the specialist officers responsible for business execution (the “Officers Responsible for Business Execution”) shall be separate from the compensation system for the directors responsible for management supervision (“Non-Executive Officers Responsible for Management Supervision”).

1)	The basic compensation system for Officers Responsible for Business Execution shall be a “Basic Salary,” “Performance Payment” and “Stock Compensation I and II.”

(a)	The composition of the compensation shall, in principle, be 50%, 17.5% and 32.5% for “Basic Salary,” “Performance Payment” and “Stock Compensation I and II” respectively.

(b)	The upper limit of “Performance Payment” and “Stock Compensation II” shall be decided* in accordance with our annual group-wide results of operations taking into account the traits of our business activities as a Financial Services Group. The payment to each officer shall reflect the performance of each officer and the results of organizations (our in-house companies and units, etc.) that each Officer, etc., is in charge of, and be, in principle, within the range of 0% to 150% of the standard amount for each position.

*	The amount of funds for “Performance Payment” and “Stock Compensation II” is decided for each fiscal year by multiplying the standard amount for each position in a respective year with the total number of officers in that year and a coefficient based on the result from the fiscal year’s results of operations. The evaluation metric for this coefficient is decided by setting metrics based on our Consolidated Net Business Profits, and using such evaluation metrics for the reference year and the current fiscal year (provided that, for Mizuho Securities Co., Ltd., the system is linked to Ordinary Income, which is a metric that is equivalent to Consolidated Net Business Profits based on the traits of business activities and financial structure of securities companies).

2)	The compensation for Non-Executive Officers Responsible for Management Supervision, in principle, shall be in the form of fixed compensation from the perspective of ensuring the effectiveness of the supervisory function. The compensation system shall consist of “Basic Salaries” and “Stock Compensation” and the composition shall, in principle, be 85% and 15% for “Basic Salaries” and “Stock Compensation,” respectively.

3.	There are cases where compensation for some personnel, including those officers recruited locally in countries other than Japan, may be designed individually in compliance with local compensation regulations while taking into consideration local compensation practices and the responsibilities, business characteristics and market value, etc., of each respective officer.

For cases where compensation is designed individually, payment of compensation is also made in accordance with the performance of the company or the individual. Payment of compensation is designed to avoid excessive risk-taking through a system which enables certain amount or a portion of deferred payments and non-monetary payments such as stock, as well as a decrease or forfeiture of the deferred amount depending on the performance, etc., of the company or the individual.

☐  Compensation Determination Process

1.	The Compensation Committee shall determine the determination policy of executive compensation for the Company and the Three Core Companies and the executive compensation system including the compensation system set out in “Compensation System” in order to effectively secure the transparency and objectivity of compensation, etc., for individual Officers, etc. In addition, the Compensation Committee shall determine the compensation for each individual director and executive officer as defined in the Companies Act of the Company; and approve at the Company the compensation of each individual director of the Three Core Companies.

2.	The President & CEO, pursuant to this policy and regulations and detailed rules, etc., shall determine the compensation for each executive officer as defined in our internal regulations and specialist officer of the Company; and approve at the Company the compensation of each individual executive officer and specialist officer of the Three Core Companies.

3.	The Compensation Committee shall verify the validity of the compensation system and standards based on economic and social conditions and survey data with respect to management compensation provided by external specialized organizations.

4.	All members of the Compensation Committee shall be appointed from among outside directors (or at least non-executive directors) and the Chairman thereof shall be an outside director.

5.	The Compensation Committee may have officers who are not members of the committee (including officers of the Three Core Companies) such as the President & CEO and external experts, etc., attend its meetings and provide their opinion in order to facilitate adequate and appropriate discussions and determinations.

☐  Revision and Abolishment of the Policy

Revision and abolishment of the Policy shall be resolved by the Compensation Committee of the Company.

☐  Supplementary Provision:

This policy shall apply from July 1, 2018.